Exhibit 99.1

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of July 11, 2014, by and among Speed Commerce, Inc., a Minnesota corporation (the “Company”), and the entities and natural persons listed on Exhibit A hereto (collectively, “Red Alder”) (each of the Company and Red Alder, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Red Alder have engaged in discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, Red Alder is deemed to beneficially own shares of common stock, no par value, of the Company (the “Common Stock”) totaling, in the aggregate, 5,696,228 shares, or approximately 8.7%, of the Common Stock of the Company issued and outstanding on the date of this Agreement;

WHEREAS, the Company and Red Alder have determined to come to an agreement with respect to the appointment by the Board of Directors of the Company (the “Board”) of two new directors, certain matters related to the 2014 annual meeting of shareholders of the Company (including any adjournment or postponement thereof, the “2014 Annual Meeting”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Section 1.            Board Matters; Board Appointments; 2014 Annual Meeting.

(a)           The Board (including all applicable committees of the Board) has (i) taken all necessary actions to increase the size of the Board to eleven directors, and (ii) in order to fill the two vacancies on the Board created by the increase in the size of the Board, taken all necessary actions to appoint each of Alexandra Constantinople and Scott Guilfoyle as a Class III Director effective as of the date hereof.  Each of Alexandra Constantinople and Scott Guilfoyle is referred to as a “Shareholder Nominee” and collectively as the “Shareholder Nominees.”

(b)           The Company, the Board and all applicable committees of the Board shall take all necessary actions to (i) nominate the Shareholder Nominees and Stephen F. Duchelle and Frederick C. Green IV (each of Messrs. Duchelle and Green, a “Company Nominee” and, collectively, the “Company Nominees”; the Shareholder Nominees and the Company Nominees are collectively referred to as the “Nominees”) for election as the Board’s only candidates at the 2014 Annual Meeting (and designated as Class III Directors), (ii) recommend, and to reflect such recommendation in the Company’s definitive proxy statement in connection with the 2014 Annual Meeting, that the shareholders of the Company vote to elect the Shareholder Nominees as Class III Directors at the 2014 Annual Meeting, and (iii) support and solicit proxies for the Shareholder Nominees’ election as Class III Directors, in the case of clauses (ii) and (iii), in the same manner as for the Company Nominees.  The Board will take all necessary actions to reduce the size of the Board to ten directors effective immediately following the conclusion of the 2014 Annual Meeting.

(c)           During the Director Standstill Period (as defined below), in the event of a vacancy on the Board created by (i) the removal of a Shareholder Nominee for any reason, (ii) the inability of a Shareholder Nominee to serve as a director for any reason, or (iii) the resignation of a Shareholder Nominee for any reason, the Company, the Board and all applicable committees of the Board shall take all necessary actions to promptly mutually agree upon with Red Alder, and appoint, a replacement director, provided that such replacement director is an “independent director” as defined by Rule 5605(a)(2) of the Nasdaq Marketplace Rules.  References in this Agreement to the Shareholder Nominees shall include their replacements.

(d)           Upon the execution of this Agreement, Red Alder agrees not to (i) nominate any person for election as a director at the 2014 Annual Meeting or the 2015 annual meeting of shareholders of the Company (including any adjournment or postponement thereof, the “2015 Annual Meeting”), (ii) submit any proposal for consideration at, or bring any other business before, the 2014 Annual Meeting or (solely with respect to the election or removal of directors) the 2015 Annual Meeting, directly or indirectly, or (iii) initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2014 Annual Meeting or (solely with respect to the election or removal of directors) the 2015 Annual Meeting, directly or indirectly, and shall not permit any of its Affiliates to do any of the items in this Section 1(d).  Red Alder agrees that it will not publicly or privately encourage or support any other shareholder or person to take any of the actions described in this Section 1(d).

(e)           Red Alder agrees to appear in person or by proxy at each of the 2014 Annual Meeting and the 2015 Annual Meeting and vote all shares of Common Stock beneficially owned by it as of the record date for each such meeting (i) in favor of the election of each of the Nominees at the 2014 Annual Meeting and each of the persons nominated by the Company for election as a director at the 2015 Annual Meeting and (ii) in accordance with the Board’s recommendation with respect to each other proposal to come before the 2014 Annual Meeting.

(f)           Red Alder agrees that it will cause its Affiliates to comply with the terms of this Agreement.  As used in this Agreement, the terms “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(g)           On or promptly after the date hereof, the Company shall reimburse Red Alder for its reasonable out-of-pocket fees and expenses (including legal fees and expenses) incurred in connection with matters relating to this Agreement in the amount of Seventy Thousand dollars ($70,000).

Section 2.            Standstill Provisions.

(a)           Red Alder agrees that, from the date of this Agreement until (x) with respect to each of the following solely as it relates to the election or removal of directors, the date that is fifteen (15) business days prior to the deadline for the submission of shareholder nominations of director candidates for election to the Board at the Company’s 2016 annual meeting of shareholders (including any adjournment or postponement thereof, the “2016 Annual Meeting”) (the “Director Standstill Period”), and (y) with respect to each of the following as it relates to any matter other than the election or removal of directors, the date that is one year after the date of this Agreement (the “Standstill Period”), neither it nor any of its Affiliates will, and it will cause each of its Affiliates not to, directly or indirectly, in any manner:

(i)           solicit, make or engage in any solicitation of proxies, or consents or other authority to vote any Common Stock or in any way become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of shareholders), in each case, with respect to securities of the Company, except that Red Alder and its Affiliates may engage in the foregoing in connection with the election of the Shareholder Nominees to the Board;

(ii)           form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock or other securities of the Company (other than the “group” identified on Exhibit A); provided, however, that nothing herein shall limit the ability of an Affiliate of Red Alder to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms of this Agreement;

(iii)           deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement (other than this Agreement) with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among Red Alder and its Affiliates;

(iv)           seek, encourage any person to submit nominations in furtherance of or become a participant in any “contested solicitation” against the Company, including without limitation relating to the election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors of the Company (other than the Shareholder Nominees); provided, however, that nothing in this Agreement shall prevent Red Alder and its Affiliates from taking actions in furtherance of identifying and/or nominating director candidates a reasonable time in advance of the 2016 Annual Meeting so long as such actions do not create a public disclosure obligation for Red Alder;

(v)           become a participant in any contested solicitation against the Company, including without limitation relating to the removal or the election of directors proposed by the Company;

(vi)           (A) initiate, make any proposal for consideration by shareholders or otherwise solicit shares for approval of a shareholder proposal at any annual or special meeting of shareholders of the Company, or (B) make any offer or proposal (with or without conditions) with respect to a merger, acquisition, recapitalization, restructuring, disposition or other business combination involving Red Alder and the Company;

(vii)           cause to be voted any Common Stock that Red Alder has the right to vote (or direct the vote) in a manner other than in accordance with the recommendation of the Board with respect to (A) the election or removal of directors; and (B) shareholder proposals;

(viii)           seek, alone or in concert with others, representation on the Board, except as specifically contemplated in Section 1;

(ix)           seek, alone or in concert with others, to increase their aggregate ownership of the Common Stock beyond 20% of all shares outstanding at the time of this Agreement (as adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transaction);

(x)           either directly or indirectly for itself or its Affiliates, or in conjunction with any other person or entity in which it proposes to be either a principal, partner or financing source, effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way knowingly support, assist or facilitate any other person to effect or seek, offer or propose to effect, or cause or participate in, (A) any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries or Affiliates; (B) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries or Affiliates; or (C) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries or Affiliates; provided, however, the restrictions contained in this subsection (x) shall not be applicable to any such transaction or process recommended or approved by a majority of the Board;

(xi)           (A) enter into any arrangements, understanding or agreements relating to the Company (whether written or oral) with, or advise, finance or knowingly assist or encourage, any other person in connection with any of the foregoing, or (B) make any investment in or enter into any arrangement relating to the Company with any other person that Red Alder knows or has reason to know engages, or offers or proposes to engage, in, and which investment or arrangement relates to, any of the prohibited activities or transactions referenced in the foregoing paragraphs of this Section 2(a);

(xii)           make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any Party; or

(xiii)           take or intentionally cause or actively induce others to take any action directly inconsistent with any of the foregoing.

Section 3.                      Voting Agreement.  Red Alder and its Affiliates shall cause all shares of Common Stock owned of record, and shall instruct the record owner in case of all shares of Common Stock beneficially owned but not of record, by it or its Affiliates, as of the record date for each of the 2014 Annual Meeting and the 2015 Annual Meeting, to be present for quorum purposes and to be voted in favor of all directors nominated by the Board for election at the 2014 Annual Meeting and the 2015 Annual Meeting, respectively, and in accordance with the Company’s recommendation on any other proposal at the 2014 Annual Meeting.

Section 4.            Representations and Warranties of the Company.  The Company represents and warrants to Red Alder that (a) the Company has the corporate power and authority to execute this Agreement and to bind it hereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms (except as enforceability may be limited by the application of bankruptcy, insolvency, moratorium or similar laws affecting the rights of creditors generally and by judicial limitations on the right of specific performance, and except as the enforceability of the indemnification or contribution provisions hereof may be affected by applicable federal or state securities laws), and (c) the execution, delivery and performance of this Agreement by the Company do not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) violate or conflict with, result in a breach of, constitute a default (or an event which with notice or lapse of time or both could constitute such a violation, conflict, breach or default) under or pursuant to, result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

Section 5.            Representations and Warranties of Red Alder.  Red Alder represents and warrants to the Company that (a) the authorized signatory of Red Alder set forth on the signature page hereto has the power and authority to execute this Agreement on behalf of Red Alder and to bind it hereto, (b) this Agreement has been duly and validly authorized, executed and delivered by Red Alder, constitutes a valid and binding obligation and agreement of Red Alder, and is enforceable against Red Alder in accordance with its terms (except as enforceability may be limited by the application of bankruptcy, insolvency, moratorium or similar laws affecting the rights of creditors generally and by judicial limitations on the right of specific performance, and except as the enforceability of the indemnification or contribution provisions hereof may be affected by applicable federal or state securities laws), (c) the execution, delivery and performance of this Agreement by Red Alder do not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Red Alder, or (ii) violate or conflict with, result in a breach of, constitute a default (or an event which with notice or lapse of time or both could constitute such a violation, conflict, breach or default) under or pursuant to, result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which Red Alder is a party or by which it is bound, and (d) as of the date of this Agreement, (i) Red Alder is deemed to beneficially own in the aggregate 5,696,228 shares of Common Stock and (ii) Red Alder does not currently have, and does not currently have any right to acquire, any interest in any other securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

Section 6.            Press Release.  Promptly following the execution of this Agreement, the Company shall issue the press release attached hereto as Exhibit B (the “Press Release”).

Section 7.            Specific Performance.  Each of Red Alder, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages).  It is accordingly agreed that Red Alder, on the one hand, and the Company, on the other hand (such Party, the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation or threatened violation of, the terms hereof, without the requirement to post bond or other security, and the other Party will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.  This Section 7 is not the exclusive remedy for any violation of this Agreement and is in addition to any other remedies available at law or in equity.

Section 8.                      Expiration of Agreement.  This Agreement shall automatically expire and terminate on July 1, 2016; provided, however, that the Company’s obligations hereunder shall expire and terminate at such time as Red Alder’s and its Affiliates’ aggregate ownership of the Company’s Common Stock decreases to below 5% (as a result of a disposition of the Common Stock by Red Alder or its Affiliates) (a “Threshold Disposition”).  Each of the Shareholder Nominees shall deliver to the Company an irrevocable letter of resignation, which shall be effective only upon the occurrence of a Threshold Disposition, but which may be accepted or rejected by the Board at such time in its discretion.

Section 9.            Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.  In addition, the Parties agree to use their respective reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

Section 10.            Notices.  Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile or electronic mail (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party or receipt is confirmed by the receiving party); or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same.  The addresses, email addresses and facsimile numbers for such communications shall be (or such other address, email address or facsimile number for a Party as shall be specified by like notice):

If to the Company:

Speed Commerce, Inc.
1303 East Arapaho Road, Suite 200
Richardson, Texas 75081
Attention:  Ryan Urness, Esq.
Telephone:  (214) 258-0100
Facsimile:  (214) 258-0150
Email:  ryan.urness@speedcommerce.com

With a copy to:

Winthrop & Weinstine, P.A.
225 South Sixth Street, Suite 3500
Minneapolis, Minnesota  55402
Attention:  Philip T. Colton, Esq.
Telephone:  (612) 604-6729
Facsimile:  (612) 604-6929
Email:  pcolton@winthrop.com

If to Red Alder or any member thereof:

Red Alder GP, LLC
80 Broad Street, Suite 2502
New York, New York  10004
Attention:  Schuster Tanger
Telephone:  (212) 257-4292
Facsimile:  (212) 257-4289
Email:  schuster.tanger@red-alder.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York  10022
Attention:  Steve Wolosky, Esq.
Telephone:  (212) 451-2300
Facsimile:  (212) 451-2222
Email:  swolosky@olshanlaw.com

Section 11.            Applicable Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Minnesota without reference to the conflict of laws principles thereof.  Each of the Parties hereto irrevocably agrees that any action, suit or proceeding with respect to this Agreement or any of the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement or any of the rights and obligations arising hereunder brought by the other Party hereto or its successors or permitted assigns, shall be brought and determined exclusively in the Hennepin County District Court and any state appellate court therefrom within the State of Minnesota.  Each of the Parties hereto hereby irrevocably submits, with regard to any such action, suit or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action, suit or proceeding relating to this Agreement in any court other than the aforesaid courts.  Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action, suit or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable legal requirements, any claim that (A) the action, suit or proceeding in such court is brought in an inconvenient forum, (B) the venue of such action, suit or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 12.            Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

Section 13.            Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries.  This Agreement contains the entire understanding of the Parties hereto with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings among the Parties other than those expressly set forth herein.  No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and Red Alder.  No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.  The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors, heirs, executors, legal representatives, and permitted assigns.  No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to any member of Red Alder, the prior written consent of the Company, and with respect to the Company, the prior written consent of Red Alder.  This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons.

Section 14.            Further Action.  Each Party agrees to execute such additional reasonable documents, and to do and perform such reasonable acts and things, necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

Section 15.            Mutual Non-Disparagement.  Subject to applicable law or legal process, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, Affiliates, successors, assigns, partners, members, managers, officers, key employees or directors shall have breached this Section 15, neither it nor any of its respective agents, subsidiaries, Affiliates, successors, assigns, partners, members, managers, officers, key employees or directors shall in any way publicly disparage, call into disrepute, or otherwise defame or slander any of the other Parties or any of such other Parties’ subsidiaries, Affiliates, successors, assigns, partners, members, managers, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), or directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), or any of their products or services, in any manner that would damage the business or reputation of any such other Parties, any of their products or services or any of their subsidiaries, Affiliates, successors, assigns, partners, members, managers, officers (or former officers), or directors (or former directors).

Section 16.              Miscellaneous.  Red Alder and its Affiliates agree that its contacts with management of the Company via telephone, electronic media or otherwise and on-site visits to Company premises will occur not more frequentally than on a reasonable basis during the term of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

SPEED COMMERCE, INC.

By:	/s/ Richard S. Willis
	Name:	Richard S. Willis
	Title:	Chief Executive Officer

RED ALDER:

RED ALDER GP, LLC

SPDC INVESTMENT, LLC

SCHUSTER TANGER

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Authorized Signatory

[Signature Page to Agreement]

EXHIBIT A

RED ALDER

SPDC Investment, LLC
Red Alder GP, LLC
SCHUSTER TANGER